December 8, 2009

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century International Bond Funds (File Nos. 033-43321; 811-06441)
American Century Municipal Trust (File Nos. 002-91229; 811-04025)
American Century Quantitative Equity Funds, Inc. (File Nos. 033-19589; 811-05447)
(the “Registrants”)

Dear Mr. Hallock:

You have requested this written response to a concern raised by the staff that the Registrants may not have properly incorporated certain items by reference into their current Summary Prospectuses. This concern apparently stems from the following language in Rule 498(b)(3)(ii):

A Fund may incorporate by reference into a Summary Prospectus any or all of the information contained in the Fund’s Statutory Prospectus and Statement of Additional Information, and any information from the Fund’s reports to shareholders under §270.30e-1 that the Fund has incorporated by reference into the Fund’s Statutory Prospectus . . . .

In view of the highlighted language, the staff has suggested that the Registrants’ attempts to incorporate their financial statements and related auditors’ reports (collectively, the “Financial Statements”) into their Summary Prospectuses by explicit reference to those items in the Registrants’ most recent annual reports to shareholders fail because those items are not also incorporated by reference into the Registrants’ Statutory Prospectuses.

We respectfully disagree. As explained below, the Registrants believe their current approach is consistent with the requirements of Form N-1A and properly achieves the incorporation by reference of their Financial Statements into their Statutory Prospectuses and Summary Prospectuses.

General Instruction D.1. of Form N-1A sets forth the specific rules for incorporation by reference for that Form.  Paragraph (c) of that Instruction provides that “A Fund may incorporate by reference into the SAI or its response to Part C, information that Parts B and C require to be included in the Fund’s registration statement.” Pursuant to this Instruction, each Registrant has

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Howie Hallock
December 8, 2009

incorporated by reference into its SAI the financial statement information that is required to be included in its registration statement pursuant to Item 27(a) of Form N-1A. Thus, each Registrant has effectively made the Financial Statements part of its SAI.

General Instruction D.1.(b) provides that “A Fund may incorporate by reference any or all of the SAI into the prospectus (but not to provide any information required by Part A to be included in the prospectus) without delivering the SAI with the prospectus.”  Pursuant to this Instruction, each Registrant has incorporated by reference into its Statutory Prospectus all of its SAI, which in turn (pursuant to General Instruction D.1.(c)) includes the Financial Information.

We note in this regard that General Instruction D.1. does not condition such incorporation by reference of information into the Statutory Prospectus on a reference to (i.e., identification of) the specific document that contains the information. Thus, when information is properly incorporated by reference into an SAI (as the Registrants have done), and the related Statutory Prospectus properly incorporates by reference the SAI (as the Registrants have done), all of the information contained in the SAI (including information that is incorporated by reference into the SAI) is thereby incorporated by reference into the Statutory Prospectus, without the necessity of having to identify specifically in the Statutory Prospectus any document other than the SAI as having been incorporated by reference.

We raise this last point because Rule 498(b)(3) takes a different approach with respect to the identification of documents being incorporated by reference into a Summary Prospectus. As noted above, Rule 498(b)(3)(ii) permits a fund to “incorporate by reference into a Summary Prospectus any or all  of the information contained in the Fund's Statutory Prospectus and Statement of Additional Information, and any information from the Fund's reports to shareholders . . . that the Fund has incorporated by reference into the Fund's Statutory Prospectus,” provided (among other conditions), that such information may be incorporated into the Summary Prospectus “only by reference to the specific document that contains the information, not by reference to another document that incorporates such information by reference.”

In Release No. 33-8998 (which among other actions adopted amendments to Rule 498), the SEC provided the following example to help explain this provision: “Information may be incorporated by reference into the Summary Prospectus only by reference to the specific document that contains the information, and not by reference to another document that incorporates the information by reference.  Thus, if a fund’s Statutory Prospectus incorporates the fund’s SAI by reference, the fund’s Summary Prospectus could not incorporate information in the SAI simply by referencing the Statutory Prospectus but would be required to reference the SAI directly.” (Text accompanying footnotes 305 and 306.)  Note that this provision is thus designed to provide that a Summary Prospectus contain a list that identifies the various documents that are incorporated into the Summary Prospectus; it does not alter the provisions governing the validity of incorporation by reference of information into a Statutory Prospectus – it merely requires that

Mr. Howie Hallock
December 8, 2009

a Summary Prospectus contain an inventory of such information.  Applying the example provided by the Commission, we would agree that if a fund’s SAI incorporates Financial Statements by reference, the fund’s Summary Prospectus could not incorporate that information simply by referencing the SAI but would be required to reference the Financial Statements directly.  This the Registrants have done.

Moreover, we see no policy reason to strain to reach a different result. The language at issue, which permits a fund to incorporate by reference shareholder report content that has been incorporated by reference into the Statutory Prospectus, was added to the final rule to address commenters’ concerns about liability under Section 11 of the Securities Act.  However, Section 11 applies to “any part of the registration statement” – the SAI as well as the Statutory Prospectus. Consequently, more explicitly incorporating the Financial Statements by reference into the Statutory Prospectus in addition to the SAI would not alter the potential liability for those statements under Section 11.  Nor would the addition of an explicit incorporation by reference in the Statutory Prospectus further the Commission’s goal of enhancing the accessibility of the information at issue. The referenced reports are already required to be provided via online links together with the Summary Prospectuses.

Finally, you have asked us to address the implications of our position for auditors’ consents. Rule 498 clearly permits the incorporation by reference of Financial Statements into the Summary Prospectus. However, there is nothing in the rule or the associated releases to suggest doing so requires a consent of auditors over and above that required in connection with the registration statement.  Section 7(a) of the Securities Act requires that the consent of “any accountant . . . named as having prepared or certified any part of the registration statement, or . . . named as having prepared or certified a report or valuation for use in connection with the registration statement . . . be filed with the registration statement.” However, even if the Summary Prospectus were to be considered part of the registration statement for purposes of this provision, the auditors are not named in the Registrants’ Summary Prospectuses. Similarly, Rule 436(a) requires a consent “[i]f any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus . . . .” However, the auditors’ work is neither quoted nor summarized in the Registrants’ Summary Prospectuses.

Further, pursuant to Rule 498(b), the Summary Prospectus is deemed to be a prospectus authorized under Section 10(b) of the Securities Act. And, pursuant to Section 10(b), the Summary Prospectus is not deemed to be a part of the registration statement for purposes of Section 11. Consequently, the auditors are not subject to liability under Section 11 as a result of the incorporation of the Financial Statements into the Summary Prospectus. Rather, their potential liability stems from the use of the same items in the registration statement, to which use the auditors have consented.

In summary, because the auditors are not named, quoted or summarized in the Registrants’ Summary Prospectuses, and because the Summary Prospectuses do not contain any additional

Mr. Howie Hallock
December 8, 2009

audited information beyond that included in the registration statements, and because the auditors do not have Section 11 liability for the Summary Prospectuses, and in light of the lack of guidance on this topic in Rule 498 and the related releases, we do not believe that incorporation by reference of the Financial Statements into the Registrants’ Summary Prospectuses requires any additional auditor consent.

If you have any questions with regard to the above, please contact me at bbx@americancentury.com or 816-340-7276.

Kind regards,

/s/ Brian L. Brogan
Brian L. Brogan
Vice President and Associate General Counsel